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MI Developments Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel: 905-726-2462 Fax: 905-726-2593

PRESS RELEASE

MI DEVELOPMENTS INC.
PRESIDENT AND CHIEF EXECUTIVE OFFICER RESIGNS
NEW PRESIDENT APPOINTED

January 14, 2004, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced that its Board of Directors has accepted the resignation of William J. Biggar as President and Chief Executive Officer, and has appointed Werner Czernohorsky, formerly President of the Construction Group, as President of the Company.

"We thank Bill for his significant contribution to the formation and launch of MID as a public company", said Frank Stronach, Chairman of MID. "We wish him all the best in his future endeavours".

"With MID now a fully-functioning, well-respected public company, it is time for me to move on to new challenges", said Mr. Biggar. "I am certain that the management team led by Werner Czernohorsky will continue to deliver excellent results and capitalize on MID's growth opportunities".

MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MI Developments Inc. also holds a controlling investment in Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA), North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

The Company's website address is www.midevelopments.com.

Company contact:

John Simonetti, Vice-President and Chief Financial Officer	(905) 726-7119

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PRESS RELEASE MI DEVELOPMENTS INC. PRESIDENT AND CHIEF EXECUTIVE OFFICER RESIGNS NEW PRESIDENT APPOINTED